

EXHIBIT H:
ISSUER LEGAL DOCUMENTATION



AVIANA HOLDINGS, INC.

ACTION OF THE BOARD OF DIRECTORS

BY WRITTEN CONSENT IN LIEU OF MEETING

December 23, 2019

The undersigned, being the directors (the *"Board"*) of Aviana Holdings, Inc., a Delaware corporation (the *"Corporation"*), do hereby take, pursuant to Sections 141(f) and 144(a) of the Delaware General Corporation Law (*"DGCL"*), the following actions by written consent:

Crowdfunding Authorization:

RESOLVED: That the issuance, sale and delivery by the Corporation of up to 408,397 shares (the *"Shares"*) of the Corporation's Common Stock to any number of purchasers (the *"Purchasers"*) at a purchase price of $2.60 per Share, in one or more closings as part of an offering that is exempt from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended (such offering, the *"Offering"*), be, and they hereby are, authorized and approved in all respects.

RESOLVED: That upon receipt of the consideration as set forth above, the Authorized Officers are, and each of them acting singly hereby is authorized and empowered to issue or, as applicable, to direct the Corporation's transfer agent to issue, the appropriate number of Shares to each of the Purchasers, and the Shares when so issued shall be duly and validly authorized and issued, and fully paid and non-assessable.

RESOLVED: That the Corporation be, and hereby is, authorized and empowered to execute and deliver a Company Engagement and Posting Agreement (the *"Crowdfunding Agreement"* and together with the agreements, instruments, certificates and writings referred to therein, the *"Crowdfunding Transaction Documents"*, the form of which is hereby ratified and approved, with Fundopolis Portal LLC (the *"Provider"*) in connection with crowdfunding portal services to be provided by the Provider with respect to the Offering, in substantially the form previously presented to the Board in connection herewith, and that the Authorized Officers are, and each of them acting singly hereby is authorized and empowered to execute and deliver, in the name of and on behalf of the Corporation, the Crowdfunding Agreement and the other Crowdfunding Transaction Documents, with such changes therein as any Authorized Officer may deem necessary or desirable.

RESOLVED: That if the Provider requires a prescribed form of preamble, preamble resolutions or resolutions relating to such accounts or to any application, statement, instrument or other documents connected therewith, each such preamble or resolution shall be deemed to be adopted by the Board of Directors, and any officer of the Corporation is authorized to certify the adoption of any such preamble or resolution as through it were presented to the Board of Directors at the time of adopting this resolution and to insert all such preambles and votes in the record book of the Corporation immediately following this resolution.

RESOLVED: That the Corporation be, and hereby is, authorized and empowered to file a Form C with the with the Securities and Exchange Commission (*"SEC"*) in connection with the Shares sold in the Offering and that the Authorized Officers be, and each hereby is authorized to execute, deliver and file such Form C on behalf of the Corporation, in addition to any amendments, progress updates, annual reports or termination filings with respect thereto, and any other documents necessary to comply with the federal securities laws.

RESOLVED: That it is desirable and in the best interest of the Corporation that the Shares be qualified or registered for sale in various states, that the Authorized Officers hereby are, and each of them acting singly hereby is authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the Shares as the Authorized Officers may deem advisable; that the Authorized Officers are, and each of them acting singly hereby is hereby authorized to perform on behalf of the Corporation any and all such acts as they may deem necessary or advisable in order to comply with the applicable "blue sky" laws of any such states, and in connection therewith to execute and file all requisite papers and documents, and the execution by the Authorized Officers, or any of them of any such papers or documents or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from the Corporation and the approval and ratification by the Corporation of the papers and documents so executed and the action so taken and all resolutions required under such "blue sky" laws are hereby incorporated by reference and as so incorporated by reference are adopted in all respects.

General Authorizations:

RESOLVED: That for purposes of these resolutions, the *"Authorized Officers"* of the Corporation shall be, and mean the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Treasurer, any Assistant Treasurer, Secretary and any Assistant Secretary of the Corporation.

RESOLVED: That the Authorized Officers hereby are, and each of them acting singly hereby is authorized on behalf of the Corporation to execute and deliver the Crowdfunding Transaction Documents, and take any and all actions and execute and deliver such other agreements, instruments, certificates and writings contemplated by these resolutions as an Authorized Officer has determined necessary to effectuate the transactions contemplated therein, with such changes and modifications thereto as the Authorized Officer executing the same on behalf of the Corporation shall approve, such execution by such Authorized Officer to be conclusive evidence of the approval by the Corporation of the terms and conditions thereof.

RESOLVED: That the Authorized Officer are, and each of them acting singly is hereby authorized, acting singly and in the name and on behalf of the Corporation, to do any and all such further acts and things as to execute and deliver or file any and all such other agreements, instruments, certificates and other documents, and to take all such other actions, as may, in the opinion of such Authorized Officer, be necessary, convenient or desirable to effectuate the purposes and carry out the intent of each of the foregoing resolutions and to consummate the transactions thereby contemplated.

RESOLVED: That each action heretofore or hereafter taken by any director or appropriate officer of the Corporation with respect to the foregoing resolutions and the transactions contemplated thereby, including the approval of the Transactions Agreements, are hereby ratified and approved as the act and deed of the Company.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AVIANA HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF SEPTEMBER, A.D. 2019, AT 12 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

7617331 8100
SR# 20197141020

Authentication: 203636615
Date: 09-20-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

AVIANA HOLDINGS, INC.

The undersigned, a natural person, for the purposes of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aviana Holdings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation shall have the authority to issue One Thousand (1,000) shares of Common Stock at $0.0001 par value per share. All such shares shall have the same voting rights and preferences.

FIFTH: The name and address of the Incorporator are David M. Amidon, Esq., c/o Burns & Levinson LLP, 125 High Street, Boston, MA 02110.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

TWELFTH: Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Incorporator of the Corporation on this 20th day of September, 2019.

By: /s/ David M. Amidon
     David M. Amidon, Esq.
     Incorporator

RESOLVED: That facsimile signatures hereon, or such received by e-mail delivery of a ".pdf" format data file, shall have the same legal force and effect as original signatures.

RESOLVED: The undersigned further direct that this Written Consent shall take effect as of the date first above written and shall be filed in the minutes book of the Company with the minutes of the meetings of the Board of Directors.

[Signatures appear on next succeeding page(s)]

Signature Page to
Action of the Board of Directors of
Aviana Holdings, Inc. by Written Consent
In Lieu of Meeting
December 23, 2019

        IN WITNESS WHEREOF, the undersigned have executed this Consent as of the date first written above.

                              DIRECTORS:



                              _____
                              Vanaja V. Ragavan, Chairman

                              _____
                              Gary Foster   1/13/2020

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "AVIANA HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF SEPTEMBER, A.D. 2019, AT 12 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



7617331 8100
SR# 20197141020

Authentication: 203636615
Date: 09-20-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

AVIANA HOLDINGS, INC.

The undersigned, a natural person, for the purposes of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aviana Holdings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation shall have the authority to issue One Thousand (1,000) shares of Common Stock at $0.0001 par value per share. All such shares shall have the same voting rights and preferences.

FIFTH: The name and address of the Incorporator are David M. Amidon, Esq., c/o Burns & Levinson LLP, 125 High Street, Boston, MA 02110.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

TWELFTH: Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Incorporator of the Corporation on this 20th day of September, 2019.

By: /s/ David M. Amidon

David M. Amidon, Esq.
Incorporator

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AVIANA HOLDINGS, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JANUARY, A.D. 2020, AT 1:16 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AVIANA HOLDINGS, INC.

Aviana Holdings, Inc., a corporation organized and existing under and by virtue of the provisions of the DGCL of the State of Delaware (the **"DGCL"**),

DOES HEREBY CERTIFY:

That the name of this corporation is *Aviana Holdings, Inc.*, and that this corporation was originally incorporated pursuant to the DGCL on September 20, 2019.

That the corporation has not received any payment for any of its stock and this Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 241 and 245 of the DGCL:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of the corporation is Aviana Holdings, Inc. (the **"Corporation"**).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The Corporation shall have the authority to issue Fifteen Million (15,000,000) shares of Common Stock at $0.0001 par value per share. All such shares shall have the same voting rights and preferences.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

[Signature(s) appear on next succeeding page]

Signature Page to
Amended and Restated
Certificate of Incorporation
Of
Aviana Holdings, Inc.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Incorporators of the Corporation on this 21st day of January, 2020.

By:____________________________________

Name: Vanaja V. Ragavan

Title: President / CEO



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"AVIANA MERGER SUB, LLC", A DELAWARE LIMITED LIABILITY COMPANY,

WITH AND INTO "AVIANA MOLECULAR TECHNOLOGIES, LLC" UNDER THE NAME OF "AVIANA MOLECULAR TECHNOLOGIES, LLC", A LIMITED LIABILITY COMPANY ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF JANUARY, A.D. 2020, AT 1:27 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

4685765 8100M
SR# 20200417610

Authentication: 202225806
Date: 01-21-20

CERTIFICATE OF MERGER

AVIANA MERGER SUB, LLC

(a Delaware limited liability company)

into

AVIANA MOLECULAR TECHNOLOGIES, LLC

(a Delaware limited liability company)

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act, the undersigned limited liability company has executed the following Certificate of Merger:

FIRST: The name of the surviving limited liability company is *Aviana Molecular Technologies, LLC*, and the name of the limited liability company being merged into this surviving limited liability company is *Aviana Merger Sub, LLC*.

SECOND: The Agreement and Plan of Merger and Reorganization (the *"Agreement of Merger"*) has been approved, adopted, certified, executed and acknowledged by each of the constituent limited liability companies.

THIRD: The Company shall be the surviving limited liability company of the Merger (the *"Surviving Company"*). The name of the Surviving Company shall be *"Aviana Molecular Technologies, LLC"* upon the filing of this Certificate of Merger.

FOURTH: The merger shall be effective as of the date of filing this certificate.

FIFTH: The Agreement of Merger is on file at 6555 Sanger Road, Suite 200, Orlando, FL 32827, being the place of business of the surviving limited liability company.

SIXTH: A copy of the Agreement of Merger will be furnished by the surviving limited liability company on request, without cost, to any member of the constituent limited liability companies.

[Signature(s) appear on next succeeding page]

Signature Page to State of Delaware
Certificate of Merger of Domestic Corporations

IN WITNESS WHEREOF, said surviving limited liability company has caused this certificate to be signed by an authorized manager as of this 21st day of January, 2020.

AVIANA MOLECULAR TECHNOLOGIES, LLC

By: ________________________________
Name: Vanaja V. Ragavan
Title: President / CEO

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

   "ARIXA MERGER SUB, INC.", A DELAWARE CORPORATION,

   WITH AND INTO "ARIXA ANIMAL DIAGNOSTICS, INC." UNDER THE

NAME OF "ARIXA ANIMAL DIAGNOSTICS, INC.", A CORPORATION

ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE,

AS RECEIVED AND FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF

JANUARY, A.D. 2020, AT 11:49 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

6358998 8100M

SR# 20200413125

Authentication: 202223324

Date: 01-21-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "AVIANA HOLDINGS, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE SEVENTEENTH DAY OF DECEMBER, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "AVIANA HOLDINGS, INC." WAS INCORPORATED ON THE TWENTIETH DAY OF SEPTEMBER, A.D. 2019.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.



Jeffrey W. Bullock, Secretary of State

7617331 8300

SR# 20198682788

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 204234469

Date: 12-17-19

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of, and advancement of expenses to directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "AVIANA HOLDINGS,

INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF SEPTEMBER,

A.D. 2019, AT 12 O`CLOCK P.M.

    A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



7617331 8100

SR# 20197141020

Authentication: 203636615

Date: 09-20-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

AVIANA HOLDINGS, INC.

The undersigned, a natural person, for the purposes of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Aviana Holdings, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The Corporation shall have the authority to issue One Thousand (1,000) shares of Common Stock at $0.0001 par value per share. All such shares shall have the same voting rights and preferences.

FIFTH: The name and address of the Incorporator are David M. Amidon, Esq., c/o Burns & Levinson LLP, 125 High Street, Boston, MA 02110.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

TWELFTH: Subject to any additional vote required by this Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the Incorporator of the Corporation on this 20th day of September, 2019.

By: /s/ David M. Amidon
 David M. Amidon, Esq.
 Incorporator